MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

July 30, 2019

VIA ELECTRONIC TRANSMISSION

John Ganley

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND, File Nos. 333-232549 and 811-22461

Dear Mr. Ganley:

On July 29, 2019, Morgan Creek Global Equity Long/Short Institutional Fund (the "Registrant" or the “Fund”), filed Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”).

Pursuant to Rule 461 under the 1933 Act, Registrant and Morgan Creek Capital Distributors, LLC, the Fund’s distributor, request that the Commission accelerate the effective date of the Registration Statement to July 30, 2019 or the earliest practicable date thereafter.

If you have any questions concerning this request please contact Bibb Strench at (202) 937-2727.

Morgan Creek Global Equity Long/Short Institutional Fund		Morgan Creek Capital Distributors, LLC

By:	/s/ Mark W. Yusko	By:	/s/ Michael Forstl
Name:	Mark W. Yusko	Name:	Michael Forstl
Title:	President	Title:	Director